EMI

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

11th January, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th January 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 10th January 2006, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiaries have increased their interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th January 2006, held 31,883,611, being 4.032% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/04

Company Announcements Office,
London Stock Exchange.

10th January, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Deutsche Bank AG London, in a letter dated and received after the close of business on 9th January 2006, that Deutsche Bank AG and its subsidiaries have increased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 9th January 2006, held 31,883,611 shares, being 4.032% of the shares in issue.